UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

July 7, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ

Press Release

July 7, 2005

UFJ Holdings, Inc.

Liquidation of UFJ Futures, L.L.C.

UFJ Holdings, Inc. ("UFJ") hereby gives notice that UFJ Bank Limited ("UFJ Bank") has decided today to liquidate UFJ Futures, L.L.C., a consolidated subsidiary of UFJ Bank.

1. Outline of UFJ Futures, L.L.C.

Address	: 141 West Jackson Boulevard, Suite 1755 Chicago, Illinois 60604, USA
President	: Masayuki Takaura
Capital	: US dollars 18 million
Business	: Financial futures agency business

2. Reason for Liquidation

In pursuit of reduced costs and enhanced efficiency, UFJ Bank has decided to outsource the financial futures agency business that has been conducted by UFJ Futures, L.L.C. As a consequence, it has been decided to liquidate UFJ Futures, L.L.C.

3. Timing of Liquidation

Liquidation is expected to be completed by December 2006.

4. Impact on Earnings of UFJ

There is no change to the current forecasts of UFJ's consolidated and non-consolidated financial results, as announced on May 25, 2005, for the interim period ending September 30, 2005.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

July 8, 2005

Office of International Corporate Finance
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3628
100 F Street, NE
Washington, DC 20549
U.S.A.

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

UFJ

Press Release

July 8, 2005

UFJ Holdings, Inc.

Determination of Price for Mandatory Conversion of Class I Preferred Share

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UFJ Holdings, Inc. ("UFJ") hereby gives notice that the price for the mandatory conversion of the Class I Preferred Share of UFJ has been determined as follows in accordance with the stipulations for the mandatory conversion of the said preferred share.

Preferred shares which are not claimed for conversion by July 31, 2005 (Japan time) are scheduled to be converted to common shares. The number of common shares issued in exchange for the preferred shares shall be calculated by dividing Yen 3,000,000 by the conversion price mentioned below.

	Description:
1. Price for mandatory conversion:	Yen 750,000
2. Date applicable:	August 1, 2005

<For reference>

Class I Preferred Shares:

(Number of preferred shares outstanding) 1,817 shares as of July 7, 2005

(Issuance) When UFJ Holdings, Inc. was established through a stock transfer, one Class I Preferred Share was issued in exchange for 1,000 of the preferred share described below:

- First Preference Share of The Sanwa Bank, Limited (current UFJ Bank Limited) (Issued on March 17, 1998; issue price of Yen 3,000; 50,000 thousand shares issued)